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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Rignet, Inc.

(Name of Issuer)

Common Stock,

(Title of Class of Securities)

766582100

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56035L104	Schedule 13G	Page 2 of Pages 16

1	Names of Reporting Persons Sanders Morris Harris Private Equity Group I, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ■
3	SEC Use Only
4	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 1,126,891(1)
	6	Shared Voting Power
	7	Sole Dispositive Power 1,126,891(1)
	8	Shared Dispositive Power
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,126,891
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 7.41%(2)
12	Type of Reporting Person (See Instructions) PN

(1)           Includes 158,075 shares issuable upon exercise of currently exercisable warrants.

(2)           Based on 15,044,609 shares issued and outstanding.

CUSIP No. 56035L104	Schedule 13G	Page 3 of Pages 16

1	Names of Reporting Persons SMH PEG Management I, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ■
3	SEC Use Only
4	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 1,126,891(1)
	6	Shared Voting Power
	7	Sole Dispositive Power 1,126,891(1)
	8	Shared Dispositive Power
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,126,891
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 7.41%(2)
12	Type of Reporting Person (See Instructions) OO

(1)           Includes 1,126,891 shares beneficially owned by Sanders Morris Harris Private Equity Group I, L.P.

(2)           Based on 15,044,609 shares issued and outstanding.

CUSIP No. 56035L104	Schedule 13G	Page 4 of Pages 16

1	Names of Reporting Persons SMH Private Equity Group II, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ■
3	SEC Use Only
4	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 551,508
	6	Shared Voting Power
	7	Sole Dispositive Power 551,508
	8	Shared Dispositive Power
9	Aggregate Amount Beneficially Owned by Each Reporting Person 551,508
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 3.67%(1)
12	Type of Reporting Person (See Instructions) PN

(1)           Based on 15,044,609 shares issued and outstanding.

CUSIP No. 56035L104	Schedule 13G	Page 5 of Pages 16

1	Names of Reporting Persons SMH PEG Management II, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ■
3	SEC Use Only
4	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 561,672(1)
	6	Shared Voting Power
	7	Sole Dispositive Power 561,672(1)
	8	Shared Dispositive Power
9	Aggregate Amount Beneficially Owned by Each Reporting Person 561,672
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 3.73%(2)
12	Type of Reporting Person (See Instructions) OO

(1)           Includes 551,507 shares beneficially owned by SMH Private Equity Group II, L.P.

(2)           Based on 15,044,609 shares issued and outstanding.

CUSIP No. 56035L104	Schedule 13G	Page 6 of Pages 16

1	Names of Reporting Persons Charles L. Davis
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ■
3	SEC Use Only
4	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 1,696,563(1)
	6	Shared Voting Power
	7	Sole Dispositive Power 1,696,563(1)
	8	Shared Dispositive Power
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,696,563
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 11.28%(2)
12	Type of Reporting Person (See Instructions) IN

(1)           Includes 1,126,891 shares beneficially owned by Sanders Morris Harris Private Equity Group I, L.P. and 561,672 shares beneficially owned by SMH Private Equity Group II, L.P. for which Mr. Davis serves as the Chief Investment Officer and exercises voting and dispositive power as manager of SMH PEG Management I, LLC and SMH PEG Management II, LLC, the general partners of such funds; thus, he may also be deemed to be the beneficial owner of these securities. Mr. Davis disclaims any beneficial ownership of the reported securities owned by Sanders Morris Harris Private Equity Group I, L.P., SMH Private Equity Group II, L.P., SMH PEG Management I, LLC, and SMH PEG Management II, LLC in excess of his pecuniary interest in such securities.

(2)           Based on 15,044,609 shares issued and outstanding.

CUSIP No. 56035L104	Schedule 13G	Page 7 of Pages 16

1	Names of Reporting Persons Sanders Opportunity Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ■
3	SEC Use Only
4	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 114,407(1)
	6	Shared Voting Power
	7	Sole Dispositive Power 114,407(1)
	8	Shared Dispositive Power
9	Aggregate Amount Beneficially Owned by Each Reporting Person 114,407
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0.76%(2)
12	Type of Reporting Person (See Instructions) PN

(1)           Includes 11,717 shares issuable upon exercise of currently exercisable warrants.

(2)           Based on 15,044,609 shares issued and outstanding.

CUSIP No. 56035L104	Schedule 13G	Page 8 of Pages 16

1	Names of Reporting Persons Sanders Opportunity Fund (Institutional), L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ■
3	SEC Use Only
4	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 386,512(1)
	6	Shared Voting Power
	7	Sole Dispositive Power 386,512(1)
	8	Shared Dispositive Power
9	Aggregate Amount Beneficially Owned by Each Reporting Person 386,512
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 2.56%(2)
12	Type of Reporting Person (See Instructions) PN

(1)           Includes 39,798 shares issuable upon exercise of currently exercisable warrants.

(2)           Based on 15,044,609 shares issued and outstanding.

CUSIP No. 56035L104	Schedule 13G	Page 9 of Pages 16

1	Names of Reporting Persons SOF Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ■
3	SEC Use Only
4	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 500,919(1)
	6	Shared Voting Power
	7	Sole Dispositive Power 500,919(1)
	8	Shared Dispositive Power
9	Aggregate Amount Beneficially Owned by Each Reporting Person 500,919
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 3.32%(2)
12	Type of Reporting Person (See Instructions) OO

(1)           Includes 114,407 shares beneficially owned by Sanders Opportunity Fund, L.P. and 386,512 shares beneficially owned by Sanders Opportunity Fund (Institutional), L.P.

(2)           Based on 15,044,609 shares issued and outstanding.

CUSIP No. 56035L104	Schedule 13G	Page 10 of Pages 16

1	Names of Reporting Persons Don A. Sanders
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ■
3	SEC Use Only
4	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 648,177(1)
	6	Shared Voting Power
	7	Sole Dispositive Power 648,177(1)
	8	Shared Dispositive Power 86,256(2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 734,433
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 4.86%(3)
12	Type of Reporting Person (See Instructions) IN

(1)           Includes 14,722 shares issuable upon exercise of currently exercisable warrants. Includes 114,407 shares beneficially owned by Sanders Opportunity Fund, L.P. and 386,512 shares beneficially owned by Sanders Opportunity Fund (Institutional), L.P. for which Mr. Sanders serves as the Chief Investment Officer and exercises voting and dispositive power as manager of SOF Management, LLC, the general partner of such funds; thus, he may also be deemed to be the beneficial owner of these securities. Mr. Sanders disclaims any beneficial ownership of the reported securities owned by Sanders Opportunity Fund, L.P., Sanders Opportunity Fund (Institutional), L.P. and SOF Management LLC in excess of his pecuniary interest in such securities.

(2)           Represents shares held in client brokerage accounts over which Mr. Sanders has shared dispositive power. Mr. Sanders disclaims beneficial ownership of all shares held in client brokerage accounts over which he has shared dispositive power.

(3)           Based on 15,044,609 shares issued and outstanding.

CUSIP No. 56035L104	Schedule 13G	Page 11 of Pages 16

1	Names of Reporting Persons Sanders Morris Harris Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ■
3	SEC Use Only
4	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power
	6	Shared Voting Power 2,203,075(1)
	7	Sole Dispositive Power
	8	Shared Dispositive Power 2,203,075(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,203,075
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 14.44%(2)
12	Type of Reporting Person (See Instructions) CO

(1)           Includes 1,126,891 shares beneficially owned by SMH PEG Management I, LLC, as general partner of Sanders Morris Harris Private Equity Group I, L.P., 561,508 shares beneficially owned by SMH PEG Management II, LLC, as general partner of SMH Private Equity Group II, L.P., and 500, 919 shares beneficially owned by SOF Management, LLC., as general partner of Sanders Opportunity Fund, L.P. and Sanders Opportunity Fund (Institutional), L.P. Sanders Morris Harris Inc. is the sole member of SOF Management , LLC, owns a 51.36% member interest in SMH PEG Management I, LLC, and owns a 62.5% member interest in SMH PEG Management II, LLC. Sanders Morris Harris Inc. disclaims any beneficial ownership of the reported securities beneficially owned by SMH PEG Management I, LLC, SMH PEG Management II, LLC, and SOF Management LLC in excess of its pecuniary interest in such securities.

(2)           Based on 15,044,609 shares issued and outstanding.

CUSIP No. 56035L104	Schedule 13G	Page 12 of Pages 16

Item 1.

(a)	Name of Issuer: Rignet, Inc.

(b)	Address of Issuer’s Principal Executive Offices

1880 S. Dairy Ashford, Suite 300
Houston , Texas 77077

Item 2.

(a)	Name of Persons Filing:

Sanders Morris Harris Private Equity Group I, L.P.
SMH PEG Management I, LLC
SMH Private Equity Group II, L.P.
SMH PEG Management II, LLC
Charles L. Davis
Sanders Opportunity Fund (Institutional), L.P.
Sanders Opportunity Fund, L.P.
SOF Management, LLC
Don A. Sanders
Sanders Morris Harris Inc.

(b)	Address of Principal Business Office or, if None, Resident:

600 Travis, Suite 5800
Houston, Texas 77002

(c)	Citizenship:

Mr. Davis and Mr. Sanders are citizens of the United States of America.
Sanders Morris Harris Private Equity Group I, L.P., SMH Private Equity Group II, L.P., Sanders Opportunity Fund (Institutional), L.P., and Sanders Opportunity Fund, L.P. are Delaware limited partnerships.
SMH PEG Management I, LLC, SMH PEG Management II, LLC, and SOF Management, LLC are Delaware limited liability companies.
Sanders Morris Harris Inc. is a Texas corporation

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 766582100

Item 3.   If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing are a:

(a)	☑ Broker or dealer[1] registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

________________________
1           Sanders Morris Harris Inc. is a registered broker and investment adviser. Mr. Davis and Mr. Sanders are employees of Sanders Morris Harris Inc.

CUSIP No. 56035L104	Schedule 13G	Page 13 of Pages 16

(e)	☑ An investment adviser[1] in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:________________.

Item 4.    Ownership.

			(c) Number of Shares as to which the Person has:
	(a)	(b)	(i)	(ii)	(iii)	(iv)
	Aggregate Beneficially Owned	Percent of Class(1)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
SMH Private Equity Group II, L.P.	551,508	3.67%	551,508		551,508
SMH PEG Management II, LLC	561,672(2)	3.73%	561,672(2		561,672(2)
Sanders Morris Harris Private Equity Group I, L.P.	1,126,891(3)	7.41%	1,126,891(3)		1,126,891(3)
SMH PEG Management I, LLC	1,126,891(4)	7.41%	1,126,891(4)		1,126,891(4)
Charles L. Davis	1,696,563(5)	11.28%	1,696,563(5)		1,696,563(5)
Sanders Opportunity Fund, L.P.	114,407(6)	0.76%	114,407(6)		114,407(6)
Sanders Opportunity Fund (Institutional), L.P.	386,512(7)	2.56%	386,512(7)		386,512(7)
SOF Management, LLC	500,919(8)	3.32%	500,919(9)		500,919(8)
Don A. Sanders	734,433(9)	4.86%	648,177(9)	86,256(10)	648,177(9)	86,256(10)
Sanders Morris Harris Inc.	2,203,075(11)	14.44%		2,203,075(11)		2,203,075(11)

(1)  Based on 15,044,609 shares issued and outstanding.

(2)  Includes 551,507 shares beneficially owned by SMH Private Equity Group II, L.P.

(3)  Includes 158,075 shares issuable upon exercise of currently exercisable warrants.

(4)  Includes 1,126,891 shares beneficially owned by Sanders Morris Harris Private Equity Group I, L.P.

(5) Includes 1,126,891 shares beneficially owned by Sanders Morris Harris Private Equity Group I, L.P. and 561,672 shares beneficially owned by SMH Private Equity Group II, L.P. for which Mr. Davis serves as the Chief Investment Officer and exercises voting and dispositive power as manager of SMH PEG Management I, LLC and SMH PEG Management II, LLC,  the general partners of such funds; thus, he may also be deemed to be the beneficial owner of these securities. Mr. Davis disclaims any beneficial ownership of the reported securities owned by Sanders Morris Harris Private Equity Group I, L.P., SMH Private Equity Group II, L.P., SMH PEG Management I, LLC, and SMH PEG Management II, LLC in excess of his pecuniary interest in such securities.

(6)  Includes 11,717 shares issuable upon exercise of currently exercisable warrants.

CUSIP No. 56035L104	Schedule 13G	Page 14 of Pages 16

(7)  Includes 39,798 shares issuable upon exercise of currently exercisable warrants.

(8)  Includes 114,407 shares beneficially owned by Sanders Opportunity Fund, L.P. and 386,512 shares beneficially owned by Sanders Opportunity Fund (Institutional), L.P.

(9)  Includes 14,722 shares issuable upon exercise of currently exercisable warrants. Includes 114,407 shares beneficially owned by Sanders Opportunity Fund, L.P. and 386,512 shares beneficially owned by Sanders Opportunity Fund (Institutional), L.P. for which Mr. Sanders serves as the Chief Investment Officer and exercises voting and dispositive power as manager of SOF Management, LLC, the general partner of such funds; thus, he may also be deemed to be the beneficial owner of these securities. Mr. Sanders disclaims any beneficial ownership of the reported securities owned by Sanders Opportunity Fund, L.P., Sanders Opportunity Fund (Institutional), L.P. and SOF Management LLC in excess of his pecuniary interest in such securities.

(10)  Represents shares held in client brokerage accounts over which Mr. Sanders has shared dispositive power. Mr. Sanders disclaims beneficial ownership of all shares held in client brokerage accounts over which he has shared dispositive power.

(11)  Includes 1,126,891 shares beneficially owned by SMH PEG Management I, LLC, as general partner of Sanders Morris Harris Private Equity Group I, L.P., 561,508 shares beneficially owned by SMH PEG Management II, LLC, as general partner of SMH Private Equity Group II, L.P., and 500, 919 shares beneficially owned by SOF Management, LLC., as general partner of Sanders Opportunity Fund, L.P. and Sanders Opportunity Fund (Institutional), L.P. Sanders Morris Harris Inc. is the sole member of SOF Management , LLC, owns a 51.36% member interest in SMH PEG Management I, LLC, and owns a 62.5% member interest in SMH PEG Management II, LLC. Sanders Morris Harris Inc. disclaims any beneficial ownership of the reported securities beneficially owned by SMH PEG Management I, LLC, SMH PEG Management II, LLC, and SOF Management LLC in excess of its pecuniary interest in such securities.

Item 5.   Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof any of the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.    Identification and Classification of Members of the Group.

Not applicable.

Item 9.    Notice of Dissolution of Group.

Not applicable.

Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are held in connection with or as a participant in any transaction having the purpose or effect.

CUSIP No. 56035L104	Schedule 13G	Page 15 of Pages 16

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13G is true, complete and correct.

Dated: February __, 2011

Sanders Morris Harris Private Equity Group I, L.P.

By:	SMH PEG Management I, LLC

By	/s/ Charles L. Davis
Charles L. Davis, Manager

SMH PEG Management I, LLC

By	/s/ Charles L. Davis
Charles L. Davis, Manager

SMH Private Equity Group II, L.P.

By:	SMH PEG Management II, LLC

By	/s/ Charles L. Davis
Charles L. Davis, Manager

SMH PEG Management II, LLC

By	/s/ Charles L. Davis
Charles L. Davis, Manager

Sanders Opportunity Fund, L.P.

By:	SOF Management, LLC

By:	/s/ Don A. Sanders
Don A. Sanders, Manager

Sanders Opportunity Fund (Institutional), L.P.

By:	SOF Management, LLC

By:	/s/ Don A. Sanders
Don A. Sanders, Manager

SOF Management, LLC

By:	/s/ Don A. Sanders
Don A. Sanders, Manager

Sanders Morris Harris Inc.

By:	/s/ John T. Unger
John T. Unger, Senior Vice President and General Counsel

/s/ Charles L. Davis
Charles L. Davis

/s/ Don A. Sanders
Don A. Sanders

CUSIP No. 56035L104	Schedule 13G	Page 16 of Pages 16

Schedule 13G Joint Filing Agreement

The undersigned and each other person executing this joint filing agreement (this “Agreement”) agree as follows:

The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct

In Witness Whereof, the undersigned have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date set forth below.

Date: February 15, 2011

Signatures:

Sanders Morris Harris Private Equity Group I, L.P.

By: SMH PEG Management I, LLC

By	/s/ Charles L. Davis
Charles L. Davis, Manager

SMH PEG Management I, LLC

By	/s/ Charles L. Davis
Charles L. Davis, Manager

SMH Private Equity Group II, L.P.

By:	SMH PEG Management II, LLC

By	/s/ Charles L. Davis
Charles L. Davis, Manager

SMH PEG Management II, LLC

By	/s/ Charles L. Davis
Charles L. Davis, Manager

Sanders Opportunity Fund, L.P.

By:	SOF Management, LLC

By:	/s/ Don A. Sanders
Don A. Sanders, Manager

Sanders Opportunity Fund (Institutional), L.P.

By:	SOF Management, LLC

By:	/s/ Don A. Sanders
Don A. Sanders, Manager

SOF Management, LLC

By:	/s/ Don A. Sanders
Don A. Sanders, Manager

Sanders Morris Harris Inc.

By:	/s/ John T. Unger
John T. Unger, Senior Vice President and
General Counsel

/s/ Charles L. Davis
Charles L. Davis

/s/ Don A. Sanders
Don A. Sanders